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                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549 hours



                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)
                               (Amendment No. 1)*

                            Heritage Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   42722G 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |X|      Rule 13d-1(b)
        |_|      Rule 13d-1(c)
        |_|      Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------------
CUSIP No. 42722G 10 3                                            13G
          -----------------------------------------
---------------------------------------------------

--------------------------------------------------------------------------------

     NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

1    Heritage Bancshares, Inc. Employee Stock Ownership Plan Trust
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
2    Not Applicable
--------------------------------------------------------------------------------
     SEC USE ONLY

3
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION

4    Texas.
--------------------------------------------------------------------------------
                        SOLE VOTING POWER

                  5    31,416
                 ---------------------------------------------------------------
                       SHARED VOTING POWER
NUMBER OF         6     7,901
SHARES           ---------------------------------------------------------------
BENEFICIALLY            SOLE DISPOSITIVE POWER
OWNED BY
 EACH             7     31,416
REPORTING        ---------------------------------------------------------------
PERSON                  SHARED DISPOSITIVE POWER
 WITH
                  8     7,901
                 ---------------------------------------------------------------



--------------------------------------------------------------------------------

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9    39,317
--------------------------------------------------------------------------------

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                          (See Instructions) |_|

10   Not Applicable
--------------------------------------------------------------------------------

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11   8.3%
--------------------------------------------------------------------------------

     TYPE OF REPORTING PERSON(See Instructions)

12   EP
--------------------------------------------------------------------------------


                               Page 2 of 5 Pages

Item 1(a).     Name of Issuer:  Heritage Bancshares, Inc.
                                -------------------------

Item 1(b).     Address of Issuer's Principal Executive Offices:
               102 West High Street, Terrell, Texas 75160
               ------------------------------------------

Item 2(a).     Name of Person Filing:  Heritage Bancshares, Inc. Employee Stock
                                       Ownership Plan Trust
                                       -----------------------------------------

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               Heritage Bancshares, Inc., 102 West High Street,
               Terrell, Texas 75160
               -----------------------------------------------------------------

Item 2(c).     Citizenship:  Texas
                             ---------------------------------------------------

Item 2(d).     Title of Class of Securities:  Common Stock, par value
                                              $0.01 per share
                                              ----------------------------------

Item 2(e).     CUSIP Number: 42722G 10 3
                             ---------------------------------------------------

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (a)  |_|Broker or dealer under Section 15 of the Exchange Act.
               (b)  |_|Bank as defined in Section 3 (a) (6) of the Exchange Act.
               (c) |_|Insurance company as defined in Section 3 (a) (19) of the Exchange Act.
               (d) |_|Investment company registered under Section * of the Investment Company Act.
               (e)  |_|An  investment  adviser in accordance with Rule 13d-1 (b)
                    (1) (ii) (E );
               (f) |X|An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F );
               (g) |_|A parent holding company or control person in accordance with Rule 13d- 1 (b) (1) (ii) (G );
               (h) |_|A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;
               (i) |_|A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act;
               (j)  |_|Group, in accordance with 13d-1 (b) (1) (ii) (J ).


Item 4.        Ownership

               Provide the following information regarding the aggregate number and percentage of the class of the issuer identified in
               Item 1.

               (a) Amount beneficially owned: 39,317
                                              ----------------------------------
               (b)  Percent of class: 8.3%
                                      ------------------------------------------
               (c)  Number of shares as to which such person has:
                    (i)  sole power to vote or to direct the vote 31,416
                                                                  --------------

                               Page 3 of 5 Pages

                    (ii) shared power to vote or to direct the vote 7,901
                                                                    ------------
                    (iii)sole  power to  dispose  or to direct  the  disposition
                                                                   31,416
                                                                   -------------
                    (iv) shared  power to dispose  or to direct the  disposition
                                                                    7,901
                                                                   -------------

               The Heritage Bancshares, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Heritage Bancshares, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustee will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will generally be voted by the ESOP Trustee in the same proportion as the allocated shares, subject to the ESOP Trustees' fiduciary duties and applicable law. Any allocated shares which either abstain on the proposal or are not voted will generally be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 2003, 7,901 shares had been or were committed to be allocated to participants' accounts and 31,416 shares were unallocated.

Item 5.        Ownership of Five Percent or Less of a Class
               Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.        Identification and Classification of Members of the Group
               Not Applicable

Item 9.        Notice of Dissolution of Group
               Not Applicable

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                               Page 4 of 5 Pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             HERITAGE BANCSHARES, INC.
                                             EMPLOYEE STOCK OWNERSHIP PLAN TRUST


March 31, 2004                                   By:     /s/ J. Pat Baker
                                                    ----------------------------
                                                         J. Pat Baker, Trustee


March 31, 2004                                   By:     /s/ John H. Mackey
                                                    ----------------------------
                                                         John H. Mackey, Trustee

                               Page 5 of 5 Pages